Mail Stop 6010

      September 29, 2005



VIA U.S. MAIL AND FAX (305) 529-6201

Mr. Michael Karpheden
Chief Financial Officer
iCurie, Inc.
Espirito Santo Plaza
1395 Brickell Avenue
Suite 800
Miami, Florida 33131

	Re:	iCurie, Inc.
		Form 8-K dated July 8, 2005
		Filed July 14, 2005
		File No. 333-64840


Dear Mr. Karpheden:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K dated July 8, 2005

1. We see that Cedar Mountain Distributors and iCurie Lab Holdings Ltd. entered into a Share Exchange Agreement effective as of July 8,
2005. Please clarify for us the legal and accounting form of the transaction and the basis of future financial statements for the post-transaction company. Please specifically tell us why is appropriate to include only one year of audited historical financial statements of iCurie Lab Holdings Ltd. in this Form 8-K. It appears to us at a minimum, audited financial statements of the accounting acquirer (iCurie Lab Holdings Ltd.) for the two most recently completed fiscal years and unaudited interim financial statements for any interim period and the comparable prior year period should be included in the Form 8-K. Note we consider "reverse acquisitions" with non-operating public shells to be capital transactions in substance, rather than business combinations and accordingly, look to the accounting acquirer`s eligibility as a small business issuer when determining financial statement requirements. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

2. We see that you have a Registration Rights Agreement which requires you to file a Registration Statement (covering the common stock into which the Series A Preferred Stock is convertible and for which your warrants are exercisable) within 60 days of the closing date and to use reasonable efforts to cause the Registration Statement to become effective no later than 120 days after the closing date. In addition, we see that under the Registration Rights
Agreement, you must maintain effectiveness through the second anniversary of the closing date. We noted various penalties that you will incur if the Registration Statement is not effective on the set
date and if you do not maintain effectiveness of the said Registration Statement. Tell us about these penalties, including how much you have incurred to date as well as how much you expect you will continue to incur in the future. Finally, tell us how you have accounted for the provisions of the Registration Rights Agreement. Your response should address the impact of EITF 00-19 and EITF 05-04 on your required accounting. Please be as detailed as possible in your response.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Michael Karpheden
iCurie, Inc.
September 29, 2005
Page 1